COPPERSMITH CAPITAL MANAGEMENT



COPPERSMITH PRESENTATION TO

ALERE, INC. STOCKHOLDERS

July 2013

Support Coppersmith's Nominees To Drive Real Change



Coppersmith Capital Management, LLC and the other participants in its solicitation own 7.0% of Alere, Inc.

- 4th-largest stockholder

- Attempted unsuccessfully over many months to engage management and the Board in constructive, private dialogue

- Nominated three highly qualified, independent director candidates - Curt Hartman, Ted Martin and Jerome Lande

We are involved because we believe:

1. Management and the Board's short and long-term performance is wholly unacceptable

2. There are clear strategies for value enhancement that management and the Board blindly oppose

3. Management and the Board's proposals are half-measures and stay-the-course dogma

4. With real change Alere's stock can be $43 to $58, but it will take more than Company-selected new directors committed to the status-quo

Don't be fooled by the illusion of change. Ask yourself: who is more likely to seriously review ALL value-enhancing strategies - Coppersmith's Nominees or the Company's?

Long-Term Underperformance: How Credibility Gets Ruined



Poor Stock Performance



Capital Misallocation



Poor Operating Performance

Non-GAAP Operating Results	2009	2010	2011	2012
Professional Diagnostics Organic Growth (Incl. Triage)	7.4%	5.7%	5.5%	1.4%
Health Management Organic Growth	-2.1%	-8.6%	-10.7%	0.2%
Gross Margin	57.7%	56.1%	55.3%	53.6%
Operating Margin	24.3%	22.1%	20.7%	17.9%
Adjusted EPS	$2.63	$2.51	$2.48	$2.25

In our view, nothing in Alere's past performance augurs future success without stockholder intervention

Coppersmith's Plan For Alere: Targets + Timetables = Accountability



Coppersmith is proposing a clearly defined action plan with specific financial goals, and the stockholder representation needed to enact it:

1. Divest Health Management ("HM") and form a services partnership for monitoring

2. Aggressive portfolio rationalization to kickstart deleveraging

3. Rationalize operations: $50-$100mm in cost savings with announced milestones for accountability to stockholders

We believe these actions if properly implemented have the potential to generate a stock price of $43 to $58

- 74% to 136% appreciation from Alere's current prices as of 6/28/13

In our view, the resulting streamlined company would be highly attractive to strategic and financial acquirors

(dollars in millions, except per share amounts)	Low	High
Total Divestiture Proceeds	2,940.9	3,371.6
Core Diagnostic 2014E EBITDA	406.5	406.5
Cost Savings	50.0	100.0
Core Diagnostic EBITDA plus Cost Savings	456.5	506.5
Trading Multiple	10.0x	11.0x
Core Diagnostic Value	4,565.4	5,571.9
Estimated Net Debt & Preferred at 12/2013	1,032.8	602.1
Equity Value	3,532.5	4,969.8
Implied Price Per Share	$42.67	$57.84
Premium to Current Price	74.2%	136.1%

We believe Coppersmith's action plan is closely aligned with stockholders' hopes for Alere

Health Management and Alere: *Don't Get Fooled Again*



THE FACTS: HM has had disastrous financial results, destroyed massive amounts of value and in our view continues to be a major overhang on stockholder value

ALERE'S PLAN: We believe management's current strategy for HM has two principal components

1. Joint Venture 40% of HM

   - Principally a cosmetic change to reporting, ownership remains 80% and Alere becomes more entrenched in the strategy

2. Rebrand as "Health Information Solutions" with a focus on health information exchanges (HIE)

   - HIE sales are de minimis and Alere is poorly positioned against the well capitalized HIE market leaders

COPPERSMITH'S PLAN: Divest HM and form a services partnership for monitoring

- $270-$400mm of potential proceeds

- Boosts operating margins by 380bps and revenue growth by 90bps

- HM dominates management's time as well as dialogue with investors, and harms overall valuation

- Record in HM is very poor and provides no reason to have confidence in any projections of future success

- Creates a $1.4B+ tax asset

We believe HM is a millstone around Alere's neck as a public company and effectively acts as a poison pill for a takeover

Alere's Leverage: Unsafe, Unaddressed, Unpalatable to Investors



THE FACTS: We believe management misunderstands the effect of Alere's enormous leverage on its equity valuation and risk profile

ALERE'S PLAN: 4x leverage target at the end of 2015, which in our view means waiting patiently for mediocrity

COPPERSMITH'S PLAN: Aggressive portfolio rationalization to kickstart real deleveraging

1. Divest the consumer products joint venture

   ▪ Fallow asset with no synergies, ignored by many in valuing the Company

   ▪ $240-$325mm potential proceeds

2. Evaluate the divestiture of Toxicology

   ▪ Non-synergistic: Only 30% POC; primarily sold to employers and law enforcement (i.e. not doctors and hospitals)

   ▪ $2.2 billion to $2.4 billion potential proceeds

Potential proceeds of $700mm to $3.4B, vs. Company target of $200mm

By 12/31/13 leverage would be 0.0x to 1.0x assuming a sale of Toxicology and 3.7x to 4.3x assuming no Toxicology sale

Coppersmith's plan projects Alere at best DEBT FREE NOW and at worst TWO YEARS AHEAD of management and the Board's target

Alere's Operations: Poor Performance, No Accountability



THE FACTS: In a corporate culture that values accountability, Alere's performance should have generated meaningful turnover

ALERE'S PLAN: Adding a COO charged with reversing the mistakes of the CEO and Board to whom he reports

- Management structure implies COO responsibility without authority

- No quantifiable goals or timeframes for cost savings, profitability or growth

- Mandate to rightsize?...or grow into current expense structure?

- Stockholders have not been allowed to meet COO, to our knowledge

- COO can walk away after 1-year with 110,000 shares of fully-vested restricted stock, no-questions-asked

COPPERSMITH'S PLAN: $50-$100mm in cost savings with milestones for stockholder accountability

1. Returning SG&A margin to 2010 levels would produce savings of $55mm

2. Restoring 50-100% of the gross margin degradation since 2010 would generate $36-$71mm in savings

3. Saving, instead of shifting, 25% of R&D expense could generate up to roughly $40mm

4. Corporate expense savings of $19mm (proportional reduction from divestitures)

These total $150- $185mm - we believe $50-$100mm should be readily achievable

Coppersmith Nominees: Qualified, Independent & Stockholder-Aligned



Seeking three of ten seats: introduction of stockholder views, not a takeover

Will bring a fresh perspective and a culture of accountability into the boardroom

Essential counterbalance to massive power vested in Alere's Chairman/CEO

Curt Hartman

- Former Interim CEO and CFO of Stryker Corporation, as well as Global President, Stryker Instruments
- Strong background in driving operational efficiency, acquisition integration, business transformation and strategy

Ted Martin

- 30+ years of operational and board experience; former CEO of Barnes Group; former senior executive at Allied Signal
- Current board member of Ingersoll-Rand; former board member of leading, large healthcare products companies C.R. Bard and Applied Biosystems
- Former Chairman of the Science & Technology committee, C.R. Bard

Jerome Lande

- Managing Partner of Coppersmith, one of the Company's largest stockholders
- 15+ years experience in driving value enhancement at public and private companies, including healthcare
- Former Corporate Development Office of Key Components, Inc. (diversified industrial manufacturer)

Alere's proposed Board change is reactionary and fails to address its serious problems. Coppersmith's independent nominees are better suited to objectively set strategy and oversee management. For real change at Alere - vote the BLUE proxy card today



COPPERSMITH

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF COPPERSMITH CAPITAL MANAGEMENT, LLC ("COPPERSMTIH"), AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO ALERE INC. (THE "ISSUER"). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE ISSUER WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.

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